UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
0-4408

CUSIP Number:
761195205

(Check one):  ☐Form 10-K  ☐Form 20-F  ☐Form 11-K  ☒Form 10-Q  ☐Form N-SAR  ☐Form N-CSR

For Period Ended:  March 31, 2008

o Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
o Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
o Transition Report on Form 11-K

For the transition period ended:   Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

Resource America, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

One Crescent Drive, Suite 203
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
On May 8, 2008, Resource America filed a Form 8-K Current Report disclosing, in Item 4.02, that on May 2, 2008 its Chief Financial Officer had concluded that its consolidated financial statements for the fiscal years ended September 30, 2007, 2006 and 2005 included in its Annual Reports on Form 10-K, and the interim financial statements included in its Quarterly Reports on Form 10-Q for the quarters included within fiscal 2007 and 2006 and the quarter ended December 31, 2007 should no longer be relied upon and should be restated. For further information concerning the restatement, please refer to Resource America’s Form 8-K filed May 8, 2008.  Since the date of such conclusion, Resource America has been processing the necessary restatement of its financial statements included in such Annual and Quarterly Reports and preparing amendments to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, but has not been able to finalize the restatements and amendments as of the date hereof despite its diligent efforts to do so, although it has announced summary financial results in a press release dated May 8, 2008 furnished to the Securities and Exchange Commission on such date. Since the interim financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section required in Resource America’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (“March 10-Q”) depend upon finalization of both the financial statements being restated and the related amendments to its periodic reports, Resource America cannot file its March 10-Q within the prescribed time period.

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven J. Kessler	(215) 546-5005
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Resource America reported its results for the quarter and six months ended March 31, 2008 in a press release dated May 8, 2008 which was furnished to the Securities and Exchange Commission in a Current Report on Form 8-K on such date. In summary, for the second fiscal quarter ended March 31, 2008, Resource America reported revenues of $50.4 million, operating income of $20.3 million, and income from continuing operations and net income of $2.0 million, or $0.11 per common share-diluted, as compared to revenues of $32.4 million, operating income of $15.7 million, income from continuing operations of $5.9 million, or $0.31 per common share-diluted and net income of $5.8 million, or $0.31 per common share-diluted for the second fiscal quarter ended March 31, 2007. For the six months ended March 31, 2008, Resource America reported revenues of $94.4 million, operating income of $35.6 million, a loss from continuing operations and net loss of $9.0 million, or ($0.51) per common share-diluted, as compared to revenues of $56.7 million, operating income of $25.3 million, income from continuing operations of $10.5 million, or $0.55 per common share-diluted and net income of $10.4 million, or $0.55 per common share-diluted for the six months ended March 31, 2007.

Resource America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2008	By:	/s/ Steven J. Kessler
Steven J. Kessler
Executive Vice President and Chief Financial Officer